Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following is a transcript of an interview with Yoav Zeif, Chief Executive Officer of Stratasys Ltd. (“Stratasys”), on Bloomberg TV, held on May 25, 2023:

Scarlet Fu, Host: In the 3D printing world, Stratasys agreed to acquire Desktop Metal. It is an all-stock deal that will create a leading company in the industry valued at about $1.8 billion. Joining us now is Yoav Zeif, Stratasys CEO. Yoav, thank you so much for joining us. Your company recently rejected a takeover offer from rival Nano Dimension, yet here you are getting ready to buy Desktop Metal. Why does this particular combination make sense?

Yoav Zeif, Stratasys CEO: Because it will reshape the industry. The 3D printing industry, or additive manufacturing, for years is failing to deliver what manufacturing really needs, but with the combination we’ll create the scale to deliver.

Scarlet Fu, Host: And with that scale are there certain clients or certain slices of industry that you think you can really sell into now that you are pulling in this additional functionality with this acquisition?

Yoav Zeif, Stratasys CEO: Definitely. We are leading in the aerospace and automotive markets, and we are also leading in dental and medical. But we didn’t have the metal parts, we’re focusing on polymer. Now together we are selling to the same customer through the same channels a much bigger portfolio, broader portfolio and we’ll be very profitable to leverage our scale.

Alex Barinka, Host: Yoav, you say probability, talk to us. Day one, what is the financial impact on Stratasys from bringing this company into the fold? Are we talking an immediate revenue boost, is there margin accretion? Talk us through the financial side of this acquisition.

Yoav Zeif, Stratasys CEO: Great question, we are the only profitable – Stratasys is the only profitable business in the 3D printing arena. Desktop Metal announced they will be profitable by the end of the year. When we combine us together, we’ll be the first above $1 billion company in this industry. This is huge. In 2025 we’ll sell $1.1 billion with EBITDA margin of 10 to 12%. This is something that does not exist today in additive manufacturing because we are not mature enough.

Scarlet Fu, Host: Yet – I appreciate you pointing out that you are profitable and you’re a leader in that space – 3D printing seems to be a pretty fragmented space right now. Give us a sense of who, once you combine with Desktop, you will be able to better compete with now, even beyond the 3D printing ecosystem?

Yoav Zeif, Stratasys CEO: We will be better equipped to compete with the entire second, third, fourth, fifth, because we are number one, and the main reason is the broadest portfolio, unmatched material portfolio, material and software is key in our industry, and those are also the ones that generate the profit. So when we are coming to customers, we have two huge advantages. One, is that we are selling you whatever you need, not what we have, because we are covering the whole technological space. So we are not selling what he needs, we sell what he needs. The second thing is that we have a full solution, including the material and software, so the customer does not need to look outside our platforms.

Scarlet Fu, Host: Another advantage you could have or could tap into is the shareholders of Desktop. Desktop Metal went public in 2020 through a SPAC, and one of its biggest shareholders is Alphabet with about a 3% stake in the company. Do you anticipate working more closely with Alphabet as a result of this transaction?

Yoav Zeif, Stratasys CEO: No doubt that we can benefit and cooperate with the great shareholder base of Desktop Metal. It’s a group of people that believe in innovation. Desktop Metal is bringing the innovation to the table, but we are bringing the establishment, the go-to-market, the infrastructure to make this innovation a real product to deliver values to the best marquee customers in the world.

Alex Barinka, Host: You say you’ll look to them for help on innovation and bringing that innovative spirit. What specifically are we talking about when you think about the Alphabets of the world and how they can lend some of that innovative spirit to you as well?

Yoav Zeif, Stratasys CEO: Desktop Metal is located in Boston. They are highly linked to M.I.T., and that tells the entire story. It’s so hard to find talent in our industry, and the ability to have great links in academia plus great shareholders that are interested in breakthrough technologies, I think it’s a great way forward.

Alex Barinka, Host: Well, thanks for walking us through this acquisition today, Stratasys CEO Yoav Zeif, appreciate you joining us.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys Ltd. (“Stratasys”) and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form F-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys intends to file with the SEC a registration statement on Form F-4 that will include a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

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